FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces 2009 4th Quarter and Full Year Results
Group Operating Margin before all Nonrecurring Charges Reached 10% in 2009
Free Cash Flow at $38m in Q4, $168m for the Full Year
Marine Fleet Focused on High-end Market in 2010
One off Impairment of Intangible Assets
PARIS, France — February 25th 2010 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) 2009 financial statements have been approved by the Board of Directors on February 24, 2010 and are subject to completion of audit procedures by CGGVeritas independent auditors. All comparisons are made on a year-on-year basis unless stated otherwise. All results are reported after nonrecurring charges unless stated otherwise.
Year 2009 Results: Strong cash generation during the trough of the cycle
•	Group revenue was $3.11 billion for the full year, down 19% from a record 2008 with Services down 12% and Sercel down 29%

•	Before restructuring costs of $144m and one off depreciation charges of intangible assets of $389m, operating margin was 10%, EBITDAs margin was 32% and net income was $110m
•	Sercel delivered a strong and resilient 22% operating margin

•	Services delivered 7% operating margin in an oversupplied market mainly in marine
•	After restructuring costs and one off impairment of intangible assets, net income was a loss of $360m

•	2009 Free cash flow was $168m

•	Net Debt to Equity ratio improved to 34.5%

•	Backlog as of February 1st 2010 was relatively stable at $1.56 billion
Focus on the high-end market with further strengthening of our marine restructuring plan and one off impairment of intangible assets
•	In a seismic market that became increasingly challenging in low-end marine, CGGVeritas accelerated its fleet repositioning to the high-end 10+ streamer vessel segment:
•	In addition to the previously announced decommissioning of 7 vessels, the Search was decommissioned in Q4 2009 and the Sword will be decommissioned in Q2 2010 leading to additional marine restructuring charges of $31m in Q4, of which $16m is a non-cash charge (depreciation)

•	The accounting value of all other low-end vessels was reduced by $28m
•	The fleet restructuring plan and recent evolution in the seismic market led us to write off the net book value of certain intangible assets by $389m:
•	Selected legacy Veritas multi-client surveys, acquired before 2007, were written down by $89m, comparable to the purchase price write up allocated to this data following the merger

•	Marine goodwill was impaired by $300m

Fourth Quarter 2009 Results:
•	Group revenue was $748m down 28% from a record quarter last year. Continued resilience in Sercel and high multi-client sales partially offset lower vessel utilization and particularly low marine prices this quarter

•	Before additional restructuring costs of $59m and one off depreciation charges of intangible assets of $389m, group operating margin was 7%, EBITDAs margin was 33% and net income was $5m

•	After restructuring costs and one off depreciation charges, net income was a loss of $411m

•	Free cash flow was $38m and $128m of term loan B under US senior facilities was repaid
Fourth Quarter 2009 Key Figures:

In M$	Q4 2009	Variance	Q4 2008

Group Revenue	748	-28%	1,041
Sercel	215	-35%	333
Service	562	-19%	696
Group Operating Income before restructuring costs and Impairment of intangible assets	55	-73%	199
Margin	7%		19%
Sercel	39	-65%	110
Margin	18%		33%
Services	14	-90%	133
Margin	2%		19%
Net Income before restructuring costs and Impairment of intangible assets	5	-97%	164
Margin	1%		16%
Net Income	-411	-350%	164
Cash Flow from Operations	215	-54%	471
Net Debt	1,324	-8%	1,432
Net Debt to Equity ratio	35%		35%

CGGVeritas Chairman & CEO, Robert Brunck commented:
“In 2009, through the market downturn, CGGVeritas achieved a 10% operating margin and generated a strong free cash flow, well above our target while further strengthening our technological leadership position notably in Sercel and Processing & Imaging. Our advanced multi-client library generated strong sales at the end of the year, especially in wide azimuth.
In the perspective of a marine market that is continuing to rapidly evolve toward high-resolution and reservoir development, we decided in 2009 to reduce the capacity of our low-end fleet while increasing our position in the high-end market.
We will continue to reinforce this position going forward by upgrading our vessels with the latest and highest performing technologies while taking delivery of the two X-Bow vessels, the Oceanic Vega in 2010 and the Oceanic Sirius in 2011.
In land, CGGVeritas strengthened its leadership position and unique capability in ultra-high resolution reservoir seismic in the Middle East. In the challenging market of North America we further focused our activities in the Arctic and on unconventional shale gas plays.
Looking forward, in the context of increasing exploration and production spending and given the fleet rationalization efforts undertaken by the leading seismic companies, we expect the seismic market to progressively recover in 2010.
We enter the year with a solid balance sheet, restructured activities and assets well positioned in the high-end market.
Although our backlog is currently impacted by low prices in marine, we expect our financial results to pickup in the second half and further strengthen in 2011, supported by our focus on operational performance and a continued advance of technology across the full breadth of our products and services.”
Fourth Quarter 2009 Financial Results
Group Revenue
Group Revenue was down 28% in $ and 35% in € from a record quarter last year, reflecting weak market conditions.

	Fourth		Fourth	Fourth		Fourth
	Quarter		Quarter	Quarter		Quarter
In millions	2009 ($)	variance	2008 ($)	2009 (€)	variance	2008 (€)
Group Revenue	748	-28%	1041	500	-35%	767
Sercel Revenue	215	-35%	333	144	-44%	259
Services Revenue	562	-19%	696	375	-27%	516
Eliminations	-29		-10	-19		-9
Marine contract	173	-39%	283	110	-47%	209
Land contract	81	-34%	123	54	-42%	92
Processing	104	-2%	106	70	-10%	78
Multi-client	203	+11%	184	141	+3%	137
MC marine	164	+5%	156	114	-1%	115
MC land	39	+42%	28	27	+27%	22

Sercel
Revenue was down 35% in $ and 44% in € from a record fourth quarter last year, supported by land equipment sales. Internal sales represented 12% of revenue.
Services
Revenue was down 19% in $ and 27% in € with low vessel utilization due to higher steaming time, and increased repairs. Strong processing and imaging performance and higher marine multi-client sales year-on-year partially offset low marine fleet utilization.
Marine contract revenue was down 39% in $ and 47% in € with 90% of the 3D fleet operating on contract with the full impact of lower pricing this quarter. The vessel availability rate[1] was 86%, including high steaming time at 7%. The vessel production rate was 83% as two vessels were withdrawn from operations for around one month each for repairs. In December, both vessels were back in production.

•	Land contract revenue was down 34% in $ and 42% in €, driven mainly by the North American market as activity remained slow with gas prices continuing to stagnate. We operated 12 crews worldwide, most in Middle East where activity remained stable based on the success and growing interest in our large high-resolution crews. During the quarter we prepared for Ocean Bottom Cable operations in Asia Pacific and for the Arctic season.

•	Processing & Imaging revenue was very resilient, down 2% in $ and 10% in € as the performance and demand for our innovative technology continued to grow especially for Gulf of Mexico sub-salt depth imaging and advanced multi-component processing. During the quarter we began the successful deployment of our new software platform, geovation.

•	Multi-client revenue was up 11% in $ and 3% in € driven by continued increasing demand for our current data despite lower Capex spending. The amortization rate averaged 54%, with 67% in land and 51% in marine. Selected legacy Veritas multi-client surveys were written down by $89m (€60m) and the Net Book Value of the library at the end of the year stood at $676 million (€469m).

Multi-client marine revenue was up 5% in $ and stable in € as Capex was reduced 40% year-on-year in $ to $40 million (€26 million). Prefunding was $105 million (€73 million), up 94% sequentially with a prefunding rate of 261% reflecting the strong interest for our Brazil Santos Cluster extension program and our Gulf of Mexico wide-azimuth surveys. After-sales worldwide were up sequentially 159% in $ at $59 million (€41 million).

Multi-client land revenue was up 42% in $ and 27% in €. Capex was reduced year-on-year to $18 million (€12 million). Prefunding was high this quarter, at $25 million (€18 million) reaching a rate of 141% and reflecting the strong interest in our Haynesville Shale Gas program where we operated 2 crews on the 3D Tri-Parish survey in northern Louisiana. After-sales were high at $14million (€10 million).

[1]	—	The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	—	The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Group EBITDAs before restructuring and impairment was $248 million (€167 million), a margin of 33%, with the strong contribution from multi-client sales offset by the impact of lower marine pricing and lower vessel operational performance.

In millions / before
Restructuring & Impairment	Q4 09 ($)	variance	Q4 08 ($)	Q4 09 (€)	variance	Q4 08 (€)

Group EBITDAs	248	-40%	417	167	-47%	307
margin	33%		40%	33%		40%
Sercel EBITDAs	51	-57%	118	34	-64%	94
margin	24%		35%	24%		35%
Services EBITDAs	202	-35%	309	135	-43%	230
margin	36%		44%	36%		44%
Group EBITDAs was $228 million (€153 million).
Group Operating Income before restructuring and impairment was $55 million (€35 million), with a margin of 7% based on the resilient performance of Sercel and overcapacity in marine.

In millions / before
Restructuring & Impairment	Q4 09 ($)	variance	Q4 08 ($)	Q4 09 (€)	variance	Q4 08 (€)

Group Operating Income	55	-73%	199	35	-76%	148
margin	7%		19%	7%		19%
Sercel Op. Income	39	-65%	110	26	-71%	87
margin	18%		33%	18%		33%
Services Op. Income	14	-90%	133	7	-93%	99
margin	2%		19%	2%		19%
Group Operating Income was a loss of $393 million (€285 million).
•	Financial charges were $42 million (€29 million) including fees related to the early repayment in October of $100m of the term loan B under the US senior facilities.
Group Net Income before restructuring and impairment was $5 million (€3 million), compared to $164 million (€119 million) last year, resulting in an EPS of €0.01 per ordinary share and $0.02 per ADS.
Group Net Income was a loss of $411 million (€296 million), resulting in an EPS of €-1.96 per ordinary share and $-2.73 per ADS.

Cash Flow
Cash Flow from Operations
Cash flow from operations was $215 million (€145 million) a reduction of 45% year over year.
Capex
Global Capex was $117 million (€77 million).
•	Industrial Capex was $58 million (€39 million)

•	Multi-client Capex was $58 million (€38 million) with a prefunding rate of 224%

In millions	Q4 09 ($)	Variance	Q4 08 ($)

Capex	117	-7%	125
Industrial	58	15%	51
Multi-client	58	-22%	74
Net Free Cash Flow
After interest expenses paid during the quarter, net free cash flow was $38 million
Fourth Quarter 2009 Comparisons with Fourth Quarter 2008

	Fourth Quarter		Fourth Quarter
Consolidated Statement of Income	(in million dollars)		(in million euros)
before Restructuring and Impairment	Q4 09	Q4 08	Q4 09	Q4 08

Exchange rate euro/dollar	1.482	1.326	1.482	1.326
Operating Revenue	747.8	1 040.7	499.9	766.8
Sercel	215.0	332.7	144.4	259.4
Services	561.8	696.2	374.8	516.2
Elimination	-29.1	-10.0	-19.4	-8.9
Gross Profit	166.8	381.3	110.8	278.5
Operating Income	54.6	199.3	35.2	148.2
Sercel	38.8	109.8	25.6	87.4
Services	13.7	132.8	7.3	98.6
Corporate and Elimination	2.1	-43.3	2.3	-37.8
Financial Items	-42.4	-53.7	28.6	-38.2
Income Tax	-6.9	22.4	-3.6	11.3
Deferred Tax on Currency Translation	-4.4	-4.4	-3.4	-3.1
Income from Equity Investments	4.3	0.7	3.0	0.6
Net Income	5.2	164.3	2.6	118.7
Earnings per share (€) / per ADS ($)	0.02	1.19	0.01	0.86
EBITDAs	248.3	416.5	166.6	307.4
Sercel	50.9	118.1	33.8	94.0
Services	201.9	309.0	135.0	229.6
Industrial Capex	58.4	50.7	39.9	38.5
Multi-client Capex	58.0	74.3	37.5	60.0

Fourth Quarter 2009 Key Figures

In millions	Q4 09 ($)	variance	Q4 08 ($)	Q4 09 (€)	variance	Q4 08 (€)

Group EBITDAs
Before restructuring & impairment	248	-40%	417	167	-47%	307
Margin	33%		40%	33%		40%
Restructuring cash costs	- 20		0	- 14		0
After restructuring & impairment	228	-45%	417	153	-50%	307
Margin	31%		40%	31%		40%
Group Operating Income
Before restructuring & impairment	55	-73%	199	35	-76%	148
Margin	7%		19%	7%		19%
Restructuring costs	- 59		0	- 41		0
Intangible assets Impairment	- 389		0	- 279		0
After restructuring & impairment	-393	-297%	199	-285	-292%	148
Margin	-53%		19%	-53%		19%
Group Net Income
Before restructuring & impairment	5	-97%	164	3	-98%	119
Margin	1%		16%	1%		16%
Net Restructuring costs	- 55		0	- 39
Net Intangible assets Impairment	- 361		0	- 260
After restructuring & impairment	-411	-350%	164	-296	-349%	119
Margin	-55%		16%	-55%		16%
Earnings per share (€) / per ADS ($)
Before restructuring & impairment	0.02	-98%	1.19	0.01	-99%	0.86
After restructuring & impairment	-2.73	-330%	1.19	-1.96	-330%	0.86

Full Year 2009 Financial Results
Group Revenue
Group Revenue was down 19% in $ and 14% in €, with lower Sercel sales while Services benefited from the addition of Wavefield.

	2009		2008	2009		2008
In million	($)	variance	($)	(€)	variance	(€)

Group Revenue	3109	-19%	3850	2233	-14%	2602
Sercel Revenue	858	-30%	1209	616	-26%	832
Services Revenue	2379	-12%	2718	1708	-7%	1837
Eliminations	-127	-29%	-99	-91	-37%	-67
Marine contract	1078	2%	1055	774	9%	713
Land contract	382	-26%	518	274	-22%	350
Processing	403	1%	399	290	7%	270
Multi-client	515	-31%	745	370	-27%	504
MC marine	414	-30%	591	297	-26%	400
MC land	102	-34%	154	73	-30%	104
Sercel
Sercel sales were down 30% in $ and 26% in €. Marine sales were down as industry future fleet plans were adjusted.
Services
Revenue was down 12% in $ and 7% in € supported by the addition of Wavefield in marine, continued robust processing performance and strong multi-client sales in the fourth quarter. The vessel availability rate for the full year 2009 was 89% including a 4% impact related to standby between contracts and the production rate was 89%.
Multi-client revenue was down 31% in $ and 27% in € with Capex reduced 37% as planned in $ to $319 million (€229 million). The prefunding rate in 2009 was high at 100%, respectively 104% in marine and 82% in land. The amortization rate was 61%.
Marine capacity adjustments:
We began implementation of our vessel capacity reduction and high-end fleet refocusing plan with the decommissioning in 2009 of the first 6 of 9 planned vessels including four mid-capacity 3D vessels, the Harmattan, Fohn, Orion and Search and two 2D vessels the Duke and Discoverer II.
Overall marine restructuring charges, including the $28m depreciation of certain low-end vessels, were $144 million (€103 million) in 2009 including $70 million for asset write-offs.

Group EBITDAs before restructuring and impairment was $992 million (€716 million), a margin of 32%.

In million / before	2009		2008	2009		2008
Restructuring & Impairment	($)	variance	($)	(€)	variance	(€)

Group EBITDAs	992	-37%	1566	716	-33%	1059
Margin	32%		41%	32%		41%
Sercel EBITDAs	228	-46%	423	164	-44%	293
Margin	27%		35%	27%		35%
Services EBITDAs	834	-32%	1230	599	-28%	831
Margin	35%		45%	35%		45%
Group EBITDAs was $917 million (€659 million).
Group Operating Income before restructuring and impairment was $309 million (€222 million), a 10% margin, driven by the industry leading and resilient performance of Sercel offset by lower prices in marine Services.

In million / before	2009		2008	2009		2008
Restructuring & Impairment	($)	variance	($)	(€)	variance	(€)

Group Operating Income	309	-61%	800	222	-59%	541
Margin	10%		21%	10%		21%
Sercel Op. Income	186	-52%	386	134	-50%	268
Margin	22%		31%	22%		31%
Services Op. Income	173	-67%	522	124	-65%	353
Margin	7%		19%	7%		19%
Group Operating Income was a loss of $224 million (€161 million).
•	Financial charges were $162 million (€116 million).
Group Net Income before restructuring and impairment was $110 million (€79 million) down 78% in $ and 77% € compared to $503 million (€340 million) last year. Net margin was 4% and EPS of €0.49 per ordinary share and $0.68 per ADS.
Group Net Income was a loss of $360 million (€259 million), resulting in an EPS of — €1.75 per ordinary share and — $2.44 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $859 million (€617 million) a reduction of 34% year-on-year.

Capex
Global Capex was $586 million (€421 million) down 22% year on year.
•	Industrial Capex was $267 million (€192 million)

•	Multi-client Capex was reduced by 37% in $ year-on-year to $319 million (€229 million)

In million $	2009		2008
Capex	587	-22%	727
Industrial	268	+12%	239
Multi-client	319	-37%	508
Free Cash Flow
After interest expenses paid during the year, free cash flow was $168 million.
Balance Sheet
Net Debt to Equity Ratio
The Group’s gross debt was reduced to $2.066 billion (€1.434 billion) at the end of 2009
With $692 million (€480 million) in available cash, Group net debt was $1.324 billion (€919 million)
With equity of $3.834 billion at the end of the year, the net debt to equity ratio after goodwill depreciation was slightly improved to 34.5% from 34.8%
Year End 2009 Comparison with 2008

Consolidated Statement of Income	(in million dollars)		(in million euros)
before Restructuring & Impairment	2009	2008	2009	2008

Exchange rate euro/dollar	1.392	1.479	1.392	1.479
Operating Revenue	3109.2	3849.8	2233.2	2602.5
Sercel	858.0	1209.1	616.2	832.1
Services	2378.5	2717.8	1708.4	1837.3
Elimination	-127.2	- 98.8	- 91.4	- 66.9
Gross Profit	738.3	1304.1	530.2	881.7
Operating Income	309.2	799.6	222.2	540.6
Sercel	186.3	386.4	133.8	268.1
Services	172.6	522.2	124.0	353.0
Corporate and Elimination	- 49.7	- 109	-35.6	-80.5
Financial Items	- 161.9	- 140.9	-116.3	- 95.2
Income Tax	- 56.0	- 148.7	-40.2	-100.5
Deferred Tax on Currency Translation	6.9	- 11.5	5.0	-7.8
Income from Equity Investments	11.6	4.4	8.3	3.0
Net Income	109.7	502.8	78.8	340.0
Earnings per share (€) / per ADS ($)	0.68	3.57	0.49	2.41
EBITDAs	991.8	1565.9	715.8	1058.6
Sercel	228.4	422.6	164.1	293.0
Services	833.7	1229.7	598.8	831.3
Industrial Capex	266.9	239.2	191.8	161.7
Multi-client Capex	319.3	508.0	229.3	343.4

Full Year 2009 Key Figures

In million	2009 ($)	variation	2008 ($)	2009 (€)	variation	2008 (€)

Group EBITDAs
Before restructuring & impairment	992	-37%	1 566	716	-33%	1 059
Margin	32%		41%	32%		41%
Restructuring cash costs	- 75		0	- 50		0
After restructuring & impairment	917	-41%	1 566	659	-38%	1 059
Margin	30%		41%	30%		41%
Group Operating Income
Before restructuring & impairment	309	-61%	800	222	-59%	541
Margin	10%		21%	10%		21%
Restructuring costs	- 144		0	- 103		0
Intangible assets Impairment	- 389		0	- 279		0
After restructuring & impairment	- 224	-128%	800	- 161	-130%	541
Margin	-7%		21%	-7%		21%
Group Net Income
Before restructuring & impairment	110	-78%	503	79	-77%	340
Margin	4%		13%	4%		13%
Net Restructuring costs	- 110		0	-79
Net Intangible assets Impairment	- 360		0	- 259
After restructuring & impairment	- 360	-172%	503	- 259	-176%	340
margin	-12%		13%	-12%		13%
Earnings per share (€) / per ADS ($)
Before restructuring & impairment	0.68	-81%	3.57	0.49	-80%	2.41
After restructuring & impairment	- 2.44	-168%	3.57	- 1.75	-173%	2.41

Other Information
— Robert BRUNCK, Chairman and CEO, will comment on the results during a public presentation at 9:30 AM — at Maison du Barreau — 2 & 4 rue de Harlay — Paris 1st.
— An English language conference call is scheduled today February 25th, at 3:00 PM (Paris), 2:00 PM (London), 8:00 AM (US CT), 9:00 AM (US ET). To take part in the English language conference, simply dial in five to ten minutes prior to the scheduled start time.

— US Toll-Free	1 877 485 3104
— International call-in	1 201 689 8579
— Replay	1 877 660 6853 & 1 201 612 7415 — ACCT#356 — ID#342704
You will be asked for the name of the conference: “CGGVeritas 2009 Results”.
•	A presentation is posted on our website and can be downloaded.

•	The conference call will be broadcast live on our website www.cggveritas.com and a replay will be available for two weeks thereafter.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25th , 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate